UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Casey’s General Stores, Inc.
(Name of Subject Company)

Casey’s General Stores, Inc.
(Name of Person Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

147528103
(CUSIP Number of Class of Securities)

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Allen Finkelson, Esq. George F. Schoen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.  SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Casey’s General Stores, Inc., an Iowa corporation (“Casey’s” or the “Company”). Casey’s principal executive offices are located at One Convenience Blvd., Ankeny, Iowa 50021. Casey’s telephone number at this address is (515) 965-6100.

Securities

The title of the class of equity securities to which this Statement relates is the common stock, no par value per share, of the Company (“Casey’s Common Shares”), together with the associated rights (the “Rights”) to purchase Series A Serial Preferred Stock, no par value per share, of the Company (the “Series A Preferred Stock”) issued pursuant to the Rights Agreement dated as of April 16, 2010 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent. As of June 4, 2010, there were 50,929,162 Casey’s Common Shares issued and outstanding and an additional 5,956,550 Casey’s Common Shares were reserved for issuance under Casey’s equity compensation plans, of which up to a maximum of 956,550 Casey’s Common Shares were issuable or otherwise deliverable in connection with the vesting of outstanding equity awards of Casey’s.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Casey’s, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Offer

This Statement relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation (“Couche-Tard Sub”), as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding Casey’s Common Shares, together with the Rights, for $36.00 per Casey’s Common Share in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). Couche-Tard and Couche-Tard Sub filed the Schedule TO with the Securities and Exchange Commission (the “SEC”) on June 2, 2010. The Schedule TO states that the Offer will expire at 12:00, midnight, New York City time, on Friday, July 9, 2010, unless Couche-Tard or Couche-Tard Sub extends the Offer.

The purpose of the Offer as stated by Couche-Tard in the Schedule TO is to acquire control of, and ultimately the entire equity interest in, Casey’s. Couche-Tard also has indicated that it intends, promptly after completion of the Offer, to consummate a merger of Couche-Tard Sub with and into Casey’s, with holders of Casey’s Common Shares receiving the same consideration as in the Offer (the “Second-Step Merger”). For further details regarding the Second-Step Merger, please see “Item 8. Additional Information—Second-Step Merger Provisions.”

According to the Offer to Purchase, Couche-Tard’s obligation to purchase Casey’s Common Shares pursuant to the Offer is subject to a number of conditions, including the following:

●
Casey’s shareholders having validly tendered, and not withdrawn before the expiration of the Offer, a number of Casey’s Common Shares that, together with Casey’s Common Shares then owned by Couche-Tard and its subsidiaries, would represent at least a majority of the total voting power of all of the outstanding Casey’s Common Shares calculated on a fully-diluted basis after the consummation of the Offer;

●
Couche-Tard being satisfied, in its sole discretion, that the restrictions on business combinations with interested shareholders set forth in Section 490.1110 of the Iowa Business Corporation Act (the “IBCA”) will be inapplicable to the Offer and the Second-Step Merger, or any other business combination involving Couche-Tard or any of its subsidiaries and Casey’s;

●
Casey’s not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Couche-Tard’s or Couche-Tard Sub’s ability to acquire Casey’s or otherwise diminishing the expected value to Couche-Tard of the acquisition of Casey’s;

●
Couche-Tard having available to it proceeds of financings on terms and conditions satisfactory to it that are sufficient, together with cash on hand, to consummate the Offer and the Second-Step Merger, and to refinance all debt of Casey’s and Couche-Tard that is or could be required to be refinanced as a result of the Offer or the Second-Step Merger or the financing thereof, and to pay all related fees and expenses;

●
the Board of Directors of Casey’s (the “Board”) having redeemed the Rights or Couche-Tard Sub being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Second-Step Merger or any other business combination involving Couche-Tard or any of its subsidiaries and Casey’s;

●	all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the regulations thereunder, having expired or been terminated;

●
there not having occurred any decline in any of the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business on June 1, 2010;

●
Casey’s or any of its subsidiaries not having issued additional Casey’s Common Shares, other than Casey’s Common Shares issued upon the exercise or conversion (in accordance with the publicly disclosed terms thereof on June 2, 2010) of director or employee stock options outstanding on June 2, 2010, or issued shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing; and

●	Casey’s and each of its subsidiaries not having declared any dividend or other distribution on any shares of capital stock of Casey’s.

Further, according to the Offer to Purchase, if any of the following events occur or conditions exist which, in the reasonable judgment of Couche-Tard or Couche-Tard Sub, regardless of the circumstances (including any action or omission by Couche-Tard) giving rise to any such condition, make it inadvisable to proceed with the Offer and/or with such acceptance for payment, or payment, of Casey’s Common Shares, Couche-Tard would not be obligated to consummate the Offer:

●
any threatened, instituted or pending action or proceeding by or before any governmental authority seeking to delay, restrain or prohibit or adversely affecting the consummation of the Offer or the Second-Step Merger;

●
any statute, rule, interpretation, judgment, order or injunction effected with respect to the Offer or the Second-Step Merger that directly or indirectly results in any of the consequences referred to in the condition described above;

●
any change or prospective change in the business, assets, liabilities, condition, results of operations or prospects of Casey’s or any of its subsidiaries which, in the reasonable judgment of Couche-Tard Sub, has or may have material adverse significance with respect to the value of Casey’s or Casey’s Common Shares;

●
any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with any such exchange or market not related to market conditions);

●	a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States;

●
any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of Couche-Tard Sub, might materially adversely affect the extension of credit by banks or other lending institutions;

●
commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States;

●	a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor;

●	any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which Casey’s or its subsidiaries do business;

●
Couche-Tard Sub becoming aware of any material contractual right of Casey’s or any of its subsidiaries that has become impaired, any material amount of indebtedness of Casey’s or any of its subsidiaries that has been or will be accelerated or otherwise has or will become due as a result of the Offer or the Second-Step Merger, or any term or condition in any instrument or agreement of Casey’s or any of its subsidiaries that has or may have, in the reasonable judgment of Couche-Tard Sub, material adverse significance with respect to the value of Casey’s or Casey’s Common Shares;

●	Casey’s having split, combined or otherwise changed, or authorized or proposed the split, combination or other change, of Casey’s Common Shares or its capitalization;

●
Casey’s having incurred any debt otherwise than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Couche-Tard Sub, burdensome covenants or security provisions;

●	Casey’s having authorized or recommended any merger, recapitalization, acquisition or disposition of assets or any comparable event not in the ordinary course of business;

●
Casey’s having adopted or amended any employment, change of control, severance or other similar agreement to provide for increased benefits for employees, adopted, terminated or amended any employee benefits plan or amended the articles of incorporation, by-laws or similar organizational document of Casey’s or any subsidiary;

●	any tender or exchange offer for all or some of Casey’s Common Shares; or

●	certain other conditions contained in the Offer to Purchase.

The Offer to Purchase also states that the conditions described above are for the sole benefit of Couche-Tard and Couche-Tard Sub and, other than certain limited conditions, may be waived by Couche-Tard and Couche-Tard Sub in whole or in part at any time prior to the expiration of the Offer in their sole discretion, regardless of the circumstances.

For a full description of the conditions to the Offer, please see Annex B attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex B attached hereto.

The Offer to Purchase further states that Couche-Tard intends to nominate, and solicit proxies for the election of, a slate of directors for election to the Board at the Company’s 2010 annual meeting of shareholders in an attempt to advance the Offer as well as to solicit proxies from Casey’s shareholders to vote in favor of a proposal to repeal any new or amended by-law provisions adopted by the Board without shareholder approval after June 10, 2009 and prior to a vote on such proposal at the 2010 annual meeting of shareholders of Casey’s. In a press release dated June 7, 2010, Couche-Tard stated that it provided formal notice to Casey’s of its intention to nominate nine nominees for election to the Board at the Company’s 2010 annual meeting of shareholders. The Board currently consists of nine directors, and the entire Board is elected annually. As a result, if a majority of Couche-Tard’s nominees are elected to the Board, they will constitute a majority of the Board.

The Offer to Purchase states that the principal administrative offices of Couche-Tard are located at 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described in this Statement, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Casey’s or any of its affiliates, on the one hand, and (i) Casey’s or any of its executive officers, directors or affiliates or (ii) Couche-Tard, Couche-Tard Sub or any of their respective executive officers, directors or affiliates, on the other hand.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Couche-Tard

The Offer to Purchase states that, as of June 2, 2010, Couche-Tard was the beneficial owner of 362 Casey’s Common Shares (which includes 100 Casey’s Common Shares owned beneficially by Couche-Tard Sub). In the ordinary course of their respective businesses, Casey’s and Couche-Tard participate together in several industry groups, primarily the National Association of Convenience Stores.

Arrangements between Casey’s and its Directors and Executive Officers

Consideration Payable Pursuant to the Offer and the Second-Step Merger

If the Company’s directors and executive officers were to tender any Casey’s Common Shares they own pursuant to the Offer, they would receive the Offer Price on the same terms and subject to the same conditions as the Company’s other shareholders. As of June 4, 2010, the Company’s directors and executive officers set forth on Annex A hereto beneficially owned an aggregate of 1,042,497 Casey’s Common Shares. If such directors and executive officers were to tender all of such Casey’s Common Shares pursuant to the Offer and each Casey’s Common Share was exchanged for the Offer Price, such directors and executive officers would receive an aggregate of approximately $37,529,892.

As of June 4, 2010, Casey’s directors and executive officers held options to purchase an aggregate of 285,000 Casey’s Common Shares, with exercise prices ranging from $11.74 to $26.92 and an aggregate weighted average exercise price of $21.75 per share, 112,500 of which were vested and exercisable as of that date. Any Casey’s stock options held by Casey’s directors and executive officers were issued pursuant to the Non-Employee Directors’ Stock Option Plan (the “Director Stock Plan”) and the Casey’s General Stores, Inc. 2000 Stock Option Plan (the “2000 Stock Option Plan”), filed as Exhibits (e)(1) and (e)(2), respectively, to this Statement, and incorporated herein by reference. The Offer, if consummated, would constitute a “change of control” for purposes of the 2000 Stock Option Plan, and the executive officers will be entitled to immediate acceleration and full vesting of any stock options they have held for a full year upon such change of control.

The following table summarizes, with respect to each of the Company’s directors and executive officers set forth on Annex A hereto, the aggregate, positive difference in value between $36.00 and the per share exercise prices (the “Spread Value”) of the vested and unvested options to purchase Casey’s Common Shares held by such directors and executive officers as of June 4, 2010:

Name	Casey’s Common Shares Subject to Unvested Options (#)	Aggregate Spread Value of Unvested Options ($)	Casey’s Common Shares Subject to Vested Options (#)	Aggregate Spread Value of Vested Options ($)

Robert J. Myers	20,000	244,000	10,000	219,200
Terry W. Handley	40,000	458,800	20,000	461,800
William J. Walljasper	40,000	458,800	12,000	267,720
Sam J. Billmeyer	40,000	458,800	10,000	219,200
Julia L. Jackowski	32,500	378,250	4,500	103,320
Ronald M. Lamb	—	—	2,000	21,020
Kenneth H. Haynie	—	—	18,000	310,000
Johnny Danos	—	—	12,000	168,180
William C. Kimball	—	—	12,000	168,180
Diane C. Bridgewater	—	—	6,000	63,780
Jeffrey M. Lamberti	—	—	4,000	40,000
Richard A. Wilkey	—	—	2,000	21,020
H. Lynn Horak	—	—	—	—

Potential Severance and Change in Control Benefits

Change of Control Agreements

Casey’s has previously entered into change of control agreements with each of its executive officers, pursuant to which such executive officers are entitled to certain benefits and severance payments upon a termination of their employment under certain circumstances in connection with a change of control of Casey’s, as described below and the form of which is attached as Exhibit (e)(3) to this Statement and incorporated herein by reference. The Offer, if consummated, would constitute a “change of control” for purposes of each of these change of control agreements. All of the change of control agreements with Casey’s executives contain similar provisions.

Under the change of control agreements, in the event that an executive’s employment is involuntarily terminated by Casey’s without “cause,” or voluntarily terminated by the executive for “good reason” (“cause” and “good reason” as defined in such change of control agreements), in each case during the two-year period following a change of control (each, a “Qualifying Termination”), the applicable executive will be entitled to the following benefits:

(i)
a lump sum cash severance payment in an amount equal to the sum of (w) to the extent not already paid, the executive’s base salary through the date of termination, (x) a pro rata portion of the highest annual bonus received by the executive during the two preceding years, (y) three times the sum of the executive’s annual base salary and the highest annual bonus received by the executive during the two preceding years and (z) in the case of compensation previously deferred by the executive, all amounts previously deferred (together with any accrued interest thereon) and not yet paid by Casey’s, and any accrued vacation pay not yet paid by Casey’s; and

(ii)
continuation of benefits, including health insurance and life insurance, for the executive and/or the executive’s family for two years (or such longer period as any plan, program, practice or policy may provide).

Payments made under the change of control agreements are subject to reduction to avoid any excise taxes imposed as a result of Section 280G of the Internal Revenue Code. The reduction would generally limit an executive’s benefits under the change of control agreements to 2.99 times the executive’s average annual compensation for the preceding five years.

The above description of the change of control agreements is qualified in its entirety by reference to the form of change of control agreement filed as Exhibit (e)(3) to this Statement and incorporated herein by reference.

Employment Agreement

On April 16, 2010, Casey’s entered into a new employment agreement with Mr. Robert J. Myers that generally provides for his continued employment as President and Chief Executive Officer of Casey’s through April 30, 2013. Upon the occurrence of a change of control, Mr. Myers will become entitled to all of the rights, payments and benefits set forth in his change of control agreement, described above, and his employment agreement (other than certain provisions, described below) will automatically terminate. Following a change of control, Casey’s will remain obligated to maintain a term life insurance policy with a death benefit of $1,000,000 during the period of his employment and, if Mr. Myers’s employment continues through June 21, 2011 (the expiration date of Mr. Myers’s prior employment agreement), provide an annual retirement benefit equal to one-half of his average base salary for the last three years of his employment as President and Chief Executive Officer, up to $330,000 per year. The retirement benefit will begin on January 1, 2012 and continue for a period of ten years or until the death of Mr. Myers and his surviving spouse, if earlier. The ten-year period will be extended by one year or two years if Mr. Myers remains employed until April 30, 2012 or April 30, 2013, respectively. Mr. Myers is already entitled to receive three-fifths of the retirement benefits described above, and will become entitled to receive a pro rata portion of the remaining amount of the retirement benefits for each day of service from June 21, 2009 to June 21, 2011.

The above description of the employment agreement with Mr. Myers is qualified in its entirety by reference to the employment agreement filed as Exhibit (e)(4) to this Statement and incorporated herein by reference.

Severance Agreements

Casey’s has entered into severance agreements with two former executives, Mr. Douglas K. Shull and Mr. John G. Harmon. Mr. Shull’s agreement provides for a lump sum payment equal to the net present value of the remaining payments under the agreement (as well as legal fees and expenses reasonably incurred in any contest of the agreement) upon a change of control. The Offer, if consummated, would constitute a “change of control” for purposes of this agreement. Mr. Harmon’s agreement does not provide for change of control payments, but does provide that it is binding upon successors of the Company.

The above description of the severance agreement with each of Mr. Shull and Mr. Harmon is qualified in its entirety by reference to the severance agreements filed as Exhibits (e)(5) and (e)(6) to this Statement and incorporated herein by reference.

Supplemental Executive Retirement Plan

Casey’s maintains a Non-Qualified Supplemental Executive Retirement Plan (the “SERP”) under which two former executives, Mr. Ronald M. Lamb and Mr. Donald F. Lamberti, receive annual retirement benefits of $350,000 and $275,000, respectively. Casey’s maintains a “rabbi trust,” which is intended to provide a source of funds to assist Casey’s in meeting its liabilities under the SERP. Following a change of control or a potential change of control, Casey’s must make a contribution to the rabbi trust equal to the estimated net present value of the SERP’s benefit obligations based on a specified formula. The Offer constitutes a “potential change of control” for purposes of the SERP.

The above description of the SERP is qualified in its entirety by reference to the SERP filed as Exhibit (e)(7) to this Statement and incorporated herein by reference.

Equity Awards

Casey’s executive officers currently hold stock options administered under Casey’s 2000 Stock Option Plan. These executive officers will be entitled to immediate acceleration and full vesting of any stock options they have held for a full year upon a change of control. The Offer, if consummated, would constitute a “change of control” for purposes of the 2000 Stock Option Plan.

The above description of the 2000 Stock Option Plan is qualified in its entirety by reference to the 2000 Stock Option Plan filed as Exhibit (e)(2) to this Statement and incorporated herein by reference.

Based on compensation and benefit levels as of June 4, 2010 and assuming that the Offer is consummated on July 9, 2010 and that each executive officer experiences a Qualifying Termination of employment at that time, the executive officers would be entitled to receive the following cash severance payments and other benefits under their change of control and severance agreements. For a quantification of the Spread Value of vested and unvested options to purchase Casey’s Common Shares based on a $36.00 per share value, please see the table above under the heading “—Consideration Payable Pursuant to the Offer and the Second-Step Merger.”

Name	Severance Pay ($)	Post- Employment Health Benefits (S)
Robert J. Myers	2,871,000	—
Terry W. Handley	1,718,250	33,802
William J. Walljasper	1,435,500	26,351
Sam J. Billmeyer	1,435,500	28,348
Julia L. Jackowski	826,500	26,750

Director Compensation

During the fiscal year ended April 30, 2010, each director who was not a Casey’s employee was compensated for services as a director by an annual retainer of $40,000 and a meeting fee of $1,000 for each shareholder meeting and committee meeting attended. Mr. Lamb (Chairman of the Board), Mr. Haynie (Chairman of the Compensation Committee), Mr. Jeffrey M. Lamberti (Chairman of the Nominating Committee) and Ms. Bridgewater (Chairman of the Audit Committee) were compensated for such services by an annual retainer of $6,000. Casey’s employees serving on the Board do not receive any compensation for services as a director. Casey’s reimburses all directors for travel and other necessary business expenses incurred in the performance of their services for Casey’s and extends coverage to them under Casey’s group life insurance plan, with individual coverages of up to $50,000 each. Non-employee directors also are reimbursed for costs and expenses associated with their attendance at seminars relating to corporate governance matters, up to a maximum of $5,000 per year, with any unused amounts being carried over to the following year.

The Director Stock Plan was approved by the shareholders at the 1995 annual meeting, and was in effect until the Casey’s General Stores, Inc. 2009 Stock Incentive Plan, filed as Exhibit (e)(8) to this Statement and incorporated herein by reference, was approved by Casey’s shareholders in September 2009. Under the Director Stock Plan, each Eligible Non-Employee Director (defined in the Director Stock Plan as any person who was serving as a non-employee director of Casey’s on the last day of a fiscal year) annually received an option to purchase 2,000 Casey’s Common Shares. The exercise price of all options awarded under the Director Stock Plan was the average of the last reported sale prices of Casey’s Common Shares on the last trading day of each of the 12 months preceding the award of the option. The term of such options was ten years from the date of grant, and each option was exercisable immediately upon grant.

The above description of the Director Stock Plan is qualified in its entirety by reference to the Director Stock Plan filed as Exhibit (e)(1) to this Statement and incorporated herein by reference.

Other Arrangements

At one store location in Des Moines, Iowa, the Company owns the building and currently leases the land from a trust created by Mr. Lamberti’s grandmother in 1980. The land is the primary asset of the trust. Mr. Lamberti is one of a number of contingent beneficiaries under this trust who are eligible to receive income or principal distributions in the discretion of the trustee. He has never received any income or other distributions from the trust, and does not expect to receive any material distribution from the trust in the future. The Company’s lease extends until September 2012 and provides for a fixed monthly rental payment of $1,300 and payment of an amount equal to 1% of sales by the store. The Company has an option to purchase the property for its fair market value at the end of the lease term. The amounts paid by the Company under the lease during the past three fiscal years were $57,743 in fiscal 2010, $66,506 in fiscal 2009 and $70,819 in fiscal 2008.

Indemnification of Directors and Officers

The Restatement of the Restated and Amended Articles of Incorporation of the Company (the “Charter”) provides that a director shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) a breach of the director’s duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) a transaction from which the director derives an improper personal benefit or (iv) an unlawful distribution. The Charter also provides that if the IBCA is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the IBCA, as so amended. The IBCA now authorizes a provision to be included in the articles of incorporation eliminating or limiting the liability of a director for money damages “for any action taken, or any failure to take any action, as a director,” except liability for the following: (i) the amount of a financial benefit received by a director to which the director is not entitled, (ii) an intentional infliction of harm on the corporation or the shareholders, (iii) unlawful distributions to shareholders or (iv) an intentional violation of criminal law.

Pursuant to Section 490.851 of the IBCA, Casey’s must indemnify a director who was wholly successful in the defense of any proceeding to which the director was a party because the director is or was a director of the Company. The Charter provides that Casey’s will indemnify and advance expenses to any director or officer of the Company who was or is a party, or is threatened to be made a party, to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, administrator, employee or agent of another corporation or entity, against reasonable expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement), to the fullest extent authorized by the IBCA. The Charter provides, however, that the Company may not indemnify any director or officer for any proceeding in which it is ultimately determined by final judicial decision that such director or officer is liable for (i) a breach of the director’s duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) a transaction from which the director derives an improper personal benefit or (iv) an unlawful distribution.

The Charter further provides that the indemnification provided thereunder shall not be exclusive of any other rights to which any indemnified person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

The IBCA provides that the Company may purchase and maintain insurance on behalf of an individual who is a director or officer of the Company against any expense, liability or loss, whether or not the Company would have the power to indemnify that individual against such expense, liability or loss under the IBCA. The Company maintains a directors’ and officers’ liability insurance policy to insure individual directors and officers against certain expenses, liabilities and losses.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

Solicitation or Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Casey’s financial and legal advisors, the Board, at a meeting held on June 6, 2010, determined, by the affirmative vote of all those present, that the Offer is not in the best interests of Casey’s and its shareholders and other constituencies.

Accordingly, for the reasons described in more detail below, the Board recommends that Casey’s shareholders reject the Offer and NOT tender their Casey’s Common Shares in the Offer.

If you have tendered your Casey’s Common Shares, you can withdraw them. For assistance in withdrawing your Casey’s Common Shares, please contact your broker or Casey’s information agent, MacKenzie Partners, Inc. (“MacKenzie”), at the address, phone number or email address below.

MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
Telephone: (800) 322-2885 (Toll-Free)
(212) 929-5500 (Collect)
Email: caseys@mackenziepartners.com

Please see “—Reasons for Recommendation” below for further detail.

Background of the Offer and Reasons for Recommendation

Background of the Offer

On October 6, 2009, Mr. Robert J. Myers, President and Chief Executive Officer of Casey’s, had a telephone conversation with Mr. Alain Bouchard, President and Chief Executive Officer of Couche-Tard, that was intended to be a discussion regarding how credit card interchange fees are impacting the convenience store industry. During that call, Mr. Bouchard asked Mr. Myers if Casey’s would consider a strategic alliance with Couche-Tard. Mr. Myers said that the Company was excited about its strategic plan and was not interested in such an alliance.

On November 16, 2009, Mr. Myers and Mr. Bouchard had a telephone conversation during which Mr. Bouchard suggested that a strategic alliance between Casey’s and Couche-Tard would be beneficial for both companies. Mr. Myers informed Mr. Bouchard that the Company was not interested in such an alliance, and advised Mr. Bouchard to put any offer in writing for submission to the Board for consideration.

On March 9, 2010, Mr. Myers received a letter from Mr. Bouchard. The letter contained a non-binding proposal to acquire 100% of the outstanding Casey’s Common Shares at a price of $36.00 per share in cash. The text of the letter is set forth below:

March 9th, 2010

Robert J. Myers
Casey’s General Stores, Inc.
One S.E. Convenience Blvd.
Ankeny, Iowa 50021

Mr. Myers:

Pursuant to our discussion and your request that I put any proposal in writing, Alimentation Couche-Tard Inc. (“Couche-Tard”) is pleased to set forth the following proposal to acquire 100% of the outstanding shares of Casey’s General Stores, Inc. (“Casey’s”).

Based on our review of publicly available information regarding Casey’s, our Board of Directors has authorized a proposal to acquire Casey’s at a price of $36.00 per share in cash to your shareholders. This represents a 17.0% premium over Casey’s closing price on March 1st, 2010 ($30.76), a 20.1% premium over Casey’s 30-calendar day average closing price, and a 10.3% premium over Casey’s all-time high closing share price of $32.65. The transaction consideration implies a LTM January 31st, 2010 EBITDA multiple of 7.4x and EV/store multiple of $1.2 million per store, which compares favorably to multiples of publicly traded companies and precedent transactions in our industry. We believe this proposal is compelling for Casey’s and its shareholders, and provides a unique opportunity for Casey’s shareholders to realize full and immediate value.

We have retained Credit Suisse as our financial advisor and Dewey & LeBoeuf LLP as our legal counsel. Our senior management team, our legal counsel, and Credit Suisse are available at your convenience to discuss any aspect of the terms and structure of our proposed transaction.

Couche-Tard is the leader in the Canadian convenience store industry and the largest independent convenience store operator (whether integrated with a petroleum company or not) in North America in terms of number of company-operated stores. As of March 1st. 2010, we had a market value of $3.5 billion. In our history, we have successfully completed numerous transactions, including the acquisition of Circle K from ConocoPhillips and deals with ExxonMobil, Shell, BP and Spirit Energy.

We have an extremely high regard for your operations, management and employees. Our operations are highly decentralized, and we have a track record of keeping most of the existing management and employees in place as we did in the Circle K transaction.

Given our financial strength and the strong support of our financing source, Credit Suisse, we do not anticipate that financing for the proposed acquisition will be an issue.

It is our current intention to keep the contents of this letter private. This proposal is nonbinding, and Couche-Tard shall have no obligations other than those set forth in a definitive agreement. We are prepared to proceed expeditiously and believe we can be in position to execute a definitive agreement within two to three weeks.

We are excited about a possible combination and plan to contact you in the near future to discuss our proposal. In the meantime, please do not hesitate to contact me or our advisor Greg Weinberger at Credit Suisse (212-325-0452) with any questions.

Sincerely,

/s/ Alain Bouchard
Alain Bouchard
President and Chief Executive Officer

That same day, Mr. Myers notified the Board and other members of senior management of Couche-Tard’s unsolicited proposal.

On March 10, 2010, the Executive Committee of the Board (the “Executive Committee”) met by telephone with representatives from Ahlers & Cooney, P.C. (“Ahlers”), the Company’s legal advisor. During this meeting, the participants discussed Couche-Tard’s proposal. Later that day, Mr. Myers sent an email to Mr. Bouchard acknowledging receipt of Couche-Tard’s proposal.

On March 12, 2010 and March 15, 2010, the Executive Committee met by telephone to discuss the retention of advisors.

On March 23, 2010, at a regularly scheduled meeting of the Board in Ankeny, Iowa, and again on March 25, 2010, at a meeting of the Board held by teleconference, the Board met with members of senior management, as well as representatives of Ahlers and Cravath, Swaine & Moore LLP (“Cravath”, and together with Ahlers, the “Legal Advisors”), the Company’s legal advisors, and Goldman, Sachs & Co. (“Goldman Sachs”, and together with the Legal Advisors, the “Advisors”), the Company’s financial advisor. The Advisors presented to the Board an overview of Couche-Tard’s proposal, and the Legal Advisors provided a review of the legal responsibilities of directors in considering matters such as Couche-Tard’s proposal, the other “community interest” factors that may be taken into account in considering acquisition proposals under Iowa law and the process for evaluating the proposal. The Board carefully considered the strategic, financial and legal aspects of Couche-Tard’s proposal and the nature and timing of the proposal. On March 25, 2010, at a meeting of the Board held by teleconference, the Board unanimously determined that Couche-Tard’s proposal was not in the best interests of the Company and unanimously determined to reject such proposal.

On March 29, 2010, Mr. Myers sent the following letter to Mr. Bouchard:

March 29, 2010

Mr. Alain Bouchard
President & Chief Executive Officer
Alimentation Couche-Tard Inc.
1600, St-Martin Blvd. East
Tower B, Suite 200
Laval (Quebec) H7G 4S7

Dear Mr. Bouchard:

We received your letter dated March 9, 2010 outlining your unsolicited proposal to acquire Casey’s General Stores, Inc. Our Board of Directors has thoroughly evaluated it in consultation with our financial and legal advisors, and has unanimously rejected your proposal.

We recognize your high regard for our operations, management and employees. We agree with your observation that we have built a great brand at Casey’s, and we are very excited about the opportunities to continue to grow our business.

Sincerely,

/s/ Robert J. Myers
Robert J. Myers
President & Chief Executive Officer

On March 30, 2010, Mr. Myers received the following letter from Mr. Bouchard:

March 30, 2010

Robert J. Myers
President and Chief Executive Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa 50021

Mr. Myers:

As conveyed to you in our letter dated March 9, 2010, our Board of Directors has authorized a proposal to acquire all of the outstanding shares of common stock of Casey’s General Stores, Inc. (“Casey’s”) at a price of $36.00 per share in cash. We had sent you that letter in response to your request that we put our proposal in writing. We are in receipt of your letter dated March 29, 2010, in which you informed us that your Board of Directors has unanimously rejected our proposal. We are disappointed with your response.

As previously stated, our Board of Directors and management believe that a combination of Alimentation Couche-Tard Inc. (“Couche-Tard”) and Casey’s presents an exciting opportunity to create significant value for our respective shareholders. Our proposal represents a 17.0% premium over Casey’s closing price on March 1, 2010 of $30.76, a 20.1% premium over Casey’s 30-calendar day average closing price, and a 10.3% premium over Casey’s all-time high closing price of $32.65. The transaction consideration implies a LTM January 31, 2010 EBITDA multiple of 7.4x and EV/store multiple of $1.2 million per store, which compares favorably to multiples of publicly traded companies and precedent transactions in our industry.

As stated in our March 9 letter, Couche-Tard is the leader in the Canadian convenience store industry and the largest independent convenience store operator (whether integrated with a petroleum company or not) in North America in terms of number of company-operated stores. As of March 1, 2010, we had a market value of $3.5 billion. In our history, we have successfully completed numerous transactions, including the acquisition of Circle K from ConocoPhillips and deals with ExxonMobil, Shell, BP and Spirit Energy.

We have an extremely high regard for your operations, management and employees. Our operations are highly decentralized, and we have a track record of keeping most of the existing management and employees in place as we did in the Circle K acquisition.

As previously mentioned, we have retained Credit Suisse as our financial advisor and Dewey & LeBoeuf LLP as our legal counsel. Our senior management team and our legal and financial advisors remain ready to meet with you and your representatives at your earliest convenience to discuss our proposal in detail and to negotiate definitive transaction documents. We continue to prefer to work together with you and your Board of Directors to negotiate a transaction for presentation to your shareholders as the joint effort of Casey’s and Couche-Tard. We are prepared to proceed expeditiously and believe we can be in position to execute a definitive agreement within 2 to 3 weeks with your cooperation.

Given our financial strength and the strong support of our financing source, Credit Suisse, we do not anticipate that financing for the proposed transaction will be an issue.

I want to emphasize to you and your Board of Directors our seriousness about this proposal and our commitment to a combination of Couche-Tard and Casey’s. We are convinced that this proposal is compelling for Casey’s and its shareholders and provides a unique opportunity for Casey’s shareholders to realize full and immediate value. We also firmly believe that, given our approach to acquisitions, this transaction would be in the best interests of your employees, customers and the communities in which you operate. We believe that your failure to engage us in discussions about our proposal is not in the best interest of your shareholders or any of your other constituencies.

At this point, we intend to keep this letter and its contents private. However, if you continue to be unwilling to engage in meaningful negotiations with us, we will have no choice other than to make your shareholders aware of our proposal.

We trust that you and your Board of Directors will give this proposal serious consideration. We would appreciate your prompt reply to our proposal, and no later than 12:00 noon, New York City time, on April 7, 2010.

We look forward to a timely and favorable response.

Sincerely,

/s/ Alain Bouchard
Alain Bouchard
President and Chief Executive Officer

On April 5, 2010, at a meeting of the Board held by teleconference, the Board met with members of senior management and representatives of the Advisors. During this meeting, the participants discussed the March 30th letter from Mr. Bouchard and the potential impact of Couche-Tard’s proposal on the Company’s shareholders, employees and other constituencies. After discussion, the Board unanimously determined that Couche-Tard’s proposal was not in the best interests of the Company and unanimously determined to reject such proposal.

On April 7, 2010, Mr. Myers sent the following letter to Mr. Bouchard:

April 7, 2010

Mr. Alain Bouchard
President & Chief Executive Officer
Alimentation Couche-Tard Inc.
1600, St-Martin Blvd. East
Tower B, Suite 200
Laval (Quebec) H7G 4S7

Dear Mr. Bouchard:

We received your letter dated March 30, 2010 regarding your unsolicited proposal to acquire Casey’s General Stores, Inc. As I stated in my previous letter, the Board has unanimously determined to reject your proposal. I assure you that the Board takes its fiduciary duties very seriously and came to this conclusion after a thorough, thoughtful evaluation of the proposal in consultation with our advisors, Goldman, Sachs & Co. and Cravath, Swaine & Moore LLP. The Board firmly believes that the proposal is not in the best interests of the Company.

We remain very excited about the opportunities to continue to grow our business and build on our strong proven track record of success.

Sincerely,

/s/ Robert J. Myers
Robert J. Myers
President & Chief Executive Officer

On April 9, 2010, Mr. Bouchard sent the following letter to the Board, and Couche-Tard issued a press release that included the letter and described the terms of the Couche-Tard proposal:

April 9, 2010

The Board of Directors of Casey’s General Stores, Inc.
c/o Robert J. Myers
Casey’s General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa 50021

Mr. Myers:

As conveyed to you in our letters dated March 9, 2010 and March 30, 2010, our Board of Directors has authorized a proposal to acquire all of the outstanding shares of common stock of Casey’s General Stores, Inc. (“Casey’s”) at a price of $36.00 per share in cash. Despite our repeated efforts starting in October 2009 to engage in negotiations, and without the benefit of discussing our proposal with us or our advisors, your Board of Directors unanimously rejected our proposal. Our goal remains to work with you to agree to a negotiated transaction. However, due to your unwillingness to engage in discussions and the unique opportunity presented by our proposal for your shareholders to realize full and immediate value, we are compelled to make this proposal known to your shareholders.

As we have stated in our prior correspondence, including our initial contact in October 2009, we believe that a combination of Casey’s and Alimentation Couche-Tard Inc. (“Couche-Tard”) presents an exciting opportunity to create significant value for our respective shareholders, employees, business partners and other constituencies. The transaction consideration implies a last twelve months (as of January 31, 2010) EBITDA multiple of 7.4x and a price of $1.3 million per store, which compares favorably to corresponding metrics of publicly traded companies and precedent transactions in our industry. Our proposal represents a 14% premium over Casey’s closing price on April 8, 2010, a 17% premium over Casey’s 90-calendar day average closing price and a 24% premium over Casey’s one-year average closing price.

Couche-Tard is the largest independent convenience store operator in North America (whether integrated with a petroleum company or not) in terms of number of company-operated stores. As of April 8, 2010, we had an enterprise value of $4.1 billion. As you know, we have successfully completed similar transactions, including the acquisition of Circle K from ConocoPhillips and transactions with ExxonMobil, Shell, BP and Spirit Energy. As such, we are confident that we can successfully combine our two companies to quickly maximize the benefits for our respective constituencies.

We have an extremely high regard for your operations, management and talented employees. Our operations are highly decentralized and we have a track record of keeping most of the existing management and employees in place as we did in the Circle K acquisition and our other transactions.

Our senior management team and our legal and financial advisors have already completed extensive analysis and due diligence of Casey’s based on publicly available information. As previously mentioned, we have retained Credit Suisse Securities (USA) LLC as our financial advisor and Dewey & LeBoeuf LLP as our legal counsel. We have also retained Innisfree M&A Incorporated as our proxy solicitor. We are prepared to proceed expeditiously and, with your cooperation, believe we can be in position to execute a definitive agreement within two to three weeks.

Given our financial strength and the strong support of our financing sources, we do not anticipate that financing for the proposed transaction will be an issue.

I want to emphasize to you and your Board of Directors our seriousness about this proposal and our commitment to a combination of Casey’s and Couche-Tard. We are convinced that this proposal is compelling for Casey’s and its shareholders and provides a unique opportunity for Casey’s shareholders to realize full and immediate value. We also firmly believe that, given our approach to acquisitions, this transaction would be in the best interests of your employees, customers and the communities in which you operate. We believe that your continued failure to engage in discussions about our proposal is not in the best interest of your shareholders or any of your other constituencies.

Our strong preference is to work with you to negotiate a mutually acceptable transaction and avoid unnecessary costs. Our senior management team and our legal and financial advisors remain ready to meet with you and your representatives at your earliest convenience to discuss our proposal in detail. However, if you continue to refuse to engage in meaningful negotiations, we are prepared to submit our proposal directly to your shareholders and commence a proxy contest to replace your Board of Directors.

We urge you and your Board of Directors to reconsider our proposal. We look forward to a timely and favorable response.

Sincerely,

/s/ Alain Bouchard
Alain Bouchard
President and Chief Executive Officer

Later that day, Mr. Myers sent the following letter to Mr. Bouchard, and Casey’s issued a press release that included the letter and described the Board’s decision to reject the Couche-Tard proposal:

Alain Bouchard
President and Chief Executive Officer
Alimentation Couche-Tard Inc.
1600, St-Martin Blvd. East
Tower B, Suite 200
Laval (Quebec) H7G 4S7

Dear Mr. Bouchard:

We are very disappointed that you have decided to launch a hostile public campaign regarding your unsolicited proposal to acquire Casey’s for $36.00 per share in cash. As we previously informed you, our Board of Directors takes its fiduciary duties very seriously and unanimously determined to reject your proposal after a thorough, thoughtful evaluation of it in consultation with our financial and legal advisors. Your proposal significantly undervalues Casey’s and is not in the best interests of the corporation. We are very excited about the many opportunities ahead to continue growing our business and deliver superior value to shareholders.

Couche-Tard’s Opportunistic Proposal Is Attempting to Capture the Significant Current and
Long-Term Value That Rightly Belongs to Casey’s Shareholders

As you said in your note to me, we have a great brand and “a recipe that works.” We couldn’t agree more. Casey’s is widely considered a best-in-class operator and consistently maintains industry-leading margins. We have important strategic growth initiatives underway that we expect will contribute meaningfully to our top and bottom lines and increase shareholder value in the near and long-term. Given our consistent outperformance among convenience store operators and our ongoing growth initiatives, along with the fact we own virtually all of our real estate, your proposal vastly undervalues Casey’s and our future prospects.

Building on Strong Track Record of Execution and Delivering Value to Shareholders. We are continuing to build on our exceptional track record of performance. We have had positive inside same-store sales growth for 24 consecutive quarters, based in part on the strength of our proprietary prepared food program, and this is a trend we expect to continue. We have the highest inside sales margins in the industry, which have enabled us to achieve double-digit annual EPS growth. Additionally, we have increased our dividend at a compounded annual growth rate of approximately 18% over the past five years.

New-Store Design Rollout and Prepared Food Price Increases Underway. We are in the process of rolling out our new store design that includes an increased cooler capacity, expanded coffee and fountain offerings, and a made-to-order sub-sandwich program. To-date we have incorporated the features of the new store design in 85 of our approximate 1,500 stores, and we are very encouraged by the initial results. We expect these stores to deliver a higher average cash flow and return than our chain-wide average. In addition, the Company implemented price increases on certain products within our prepared food program on March 1, 2010. We expect the price increases will expand margins and boost total prepared food same-store sales approximately 3-4%, in addition to the anticipated positive unit movement.

Expanding Footprint Organically and Through Acquisitions. We are continuing to focus on utilizing our strong balance sheet, which includes approximately $153 million in cash, to expand our footprint through new store openings and strategic acquisitions. Our disciplined approach to acquisitions has served us well, and we will continue to open stores in locations where we can achieve the maximum return on our investment. We also are in the midst of a significant store remodel and replacement initiative that will grow the business by incorporating the features of our new store design mentioned above into our existing store base. Thanks to our exceptional infrastructure, including our distribution network, we have the capacity to support the expansion plans. We expect to update the market on our specific store growth expectations for the next fiscal year during our fourth quarter earnings announcement.

Couche-Tard Is Trying to Acquire U.S. Companies on the Cheap -- Casey’s Is Well Positioned to Excel
As Economy Recovers

We believe the timing of your proposal is very opportunistic given the impact of the recession and recent severe weather within our marketing territory. Casey’s has navigated the downturn successfully and is extremely well positioned to benefit as the economic recovery continues.

Couche-Tard is Trying to Buy U.S. Companies on the Cheap. In public statements, Couche-Tard has been clear that it believes that U.S. convenience store operators are currently undervalued. As your CFO said: “It’s just good for the M&A environment. It’s exactly what we did not have in the past two years, that didn’t allow us to be able to close good deals.” (National Post, March 10, 2010). The 14% premium of your proposal to our closing stock price yesterday, April 8, 2010, underscores that you are attempting to acquire U.S. companies on the cheap. We agree with you that the U.S. convenience store operators are currently undervalued; however, we will not hand over to you the significant long-term value of Casey’s that rightly belongs to our shareholders.

Casey’s is Well-Positioned to Benefit from the Global Economic Recovery. As economic conditions improve and convenience stores begin to participate more in the current upswing, we believe that our strong operations, ongoing strategic initiatives, and loyal repeat customer base will enable us to accelerate same store sales growth and overall profitability.

We Are Focused on the Best Interests of Our Shareholders, Employees and the Communities We Serve

Casey’s is in a position of financial and operational strength, which gives us the flexibility to execute a wide variety of strategic initiatives. Our Board of Directors and management team are very enthusiastic about our growth plans and confident in our ability to deliver superior value to shareholders. We are also committed to serving the best interests of our other important constituencies, including our employees and the communities in which we operate, which have been and will continue to be a critical part of our success.

Sincerely,

/s/ Robert J. Myers
Robert J. Myers
President and Chief Executive Officer
Casey’s General Stores, Inc.

On June 2, 2010, Couche-Tard and Couche-Tard Sub commenced the Offer by filing the Schedule TO with the SEC and issued a press release announcing the commencement of the Offer and the intention to nominate and solicit proxies for the election of a slate of nine directors at the 2010 annual meeting of Casey’s shareholders.

Later that day, Casey’s issued a press release advising its shareholders not to take any action regarding the Offer.

On June 6, 2010, the Board met by telephone with members of senior management and representatives of the Advisors. During this meeting, Goldman Sachs discussed its financial analysis of the Offer and rendered an oral opinion to the Board, subsequently confirmed in writing, that as of June 6, 2010 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Casey's Common Shares (other than Couche-Tard Sub and any of its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders.  After a thorough review of the terms and conditions of the Offer, the Board, by the affirmative vote of all those present, concluded that the Offer is not in the best interests of Casey’s and its shareholders and other constituencies, and that shareholders should reject the Offer and not tender their Casey’s Common Shares in the Offer.

     On June 7, 2010, Couche-Tard issued a press release announcing its intention to present a proposal seeking to repeal any new bylaws or amendments to Casey's bylaws adopted by the Board, without shareholder approval, after June 10, 2009 and prior to the adoption of its proposal by Casey's shareholders and to nominate the following slate of nine candidates for election to the Board: (i) Howard W. Bates, (ii) Jeffrey N. Brown, (iii) Hugh L. Cooley, (iv) G. Terrence Coriden, (v) Mickey Kim, (vi) David O. Mann, (vii) Kevin J. Martin, (viii) David B. McKinney and (ix) Marc E. Rothbart.  That same day, Couche-Tard sent a letter to Casey's regarding the proposal and nominations.

     Later that day, Casey's issued a press release announcing that the Board would evaluate Couche-Tard's submission and candidates consistent with the Company's bylaws.

Reasons for Recommendation

The Offer is based on the same economic terms as the unsolicited proposal submitted by Couche-Tard to Casey’s on March 9, 2010 and March 30, 2010. Additional terms and conditions of Couche-Tard’s proposal are included in the Offer. The Board has conducted a thorough review of the Offer after consultation with management and the Advisors. After considering its legal responsibilities as directors under applicable law, the Board determined that the Offer is not in the best interests of Casey’s and its shareholders and other constituencies, and that shareholders should reject the Offer and not tender their Casey’s Common Shares in the Offer.

The Board considered the following factors in its evaluation of the Offer and in support of its recommendation that Casey’s shareholders reject the Offer and not tender their Casey’s Common Shares in the Offer:

The Board believes that the Offer Price substantially undervalues Casey’s and that the Company’s industry-leading performance, significant growth opportunities, strong balance sheet and exceptional management and employees can create far greater value for shareholders than that reflected in the Offer Price.

Consistent industry-leading positive same-store sales growth and stock price performance

●
The Company’s inside same-store sales growth has been positive for 25 consecutive quarters, averaging 5.9% for the five fiscal years ended April 30, 2010, versus the convenience store peer average of 3.8% for the comparable fiscal period. This outstanding performance has been driven by the strength of Casey’s proprietary prepared food program, which has achieved a 8.3% same-store sales growth average over the same five fiscal year period.

●
The Company’s stock price has consistently outperformed the peer group and the broader market. In the three year period ending April 8, 2010 (the day prior to the public announcement of Couche-Tard’s Offer), Casey’s stock increased 24%, compared to an average decrease of 46% for the convenience store peer group and a decrease of 18% for the S&P 500.

Significant opportunities to further expand its business and geographic footprint through strategic acquisitions and new store openings

●
The Company’s disciplined approach to acquisitions has served it well and helped drive its strong operational and stock price performance. Casey’s will continue to increase the number of stores in its current territory and expand its geographic footprint by opening stores in locations where it can achieve the maximum return on investment. Casey’s is excited about its opportunities to continue its growth trajectory.

●
As part of its expansion plans, the Company is seeking to enter into several new states and already has binding commitments in place with respect to its Arkansas expansion. As a result of the Company’s exceptional infrastructure, including the Company’s self-operated distribution network, Casey’s has ample capacity to support the expansion plans.

Improved store economics from new store design and remodel program

●
In fiscal 2009, Casey’s launched an exciting new store design program focused on maximizing its return on the investment in its stores. The new larger store design capitalizes on high-margin, high-turning categories and includes increased cooler capacity, expanded coffee and fountain offerings and a made-to-order sub-sandwich program.  Casey's also incorporates these features into acquired stores wherever possible.

●
To date, including acquired stores, Casey’s has incorporated the features of the new store design in 115 of its approximately 1,500 stores.  Initial results have been very positive with significant increases above the chain-wide average in high margin prepared food sales.

Proven ability to effectively implement price increases

●
The Company implemented price increases on certain products within its prepared food program on March 1, 2010. Casey’s expects the price increases to expand margins and incrementally boost prepared food same-store sales by 3-4% in addition to the anticipated positive unit movement. Initial results have been encouraging with an increase in unit sales of the impacted products.

Favorable gas margin environment

●
The Company has sustained gas margins above historic targets. Casey’s has communicated a goal for gas margins of 10.5¢ – 11.0¢ per gallon over the five fiscal years ended April 30, 2010. In recent years, the Company has sustained gas margins well in excess of this goal. The average gas margin per gallon for the five fiscal years ended April 30, 2010 has been 12.5¢ and for the three fiscal years ended April 30, 2010 has been 13.6¢.  Casey’s believes that this favorable gas margin environment will continue.

Best-in-class retailer with industry leading margins, double-digit EPS growth and a track record of returning value to shareholders

●
Casey’s has industry-leading inside-sales margins. For the 12 month period ended January 31, 2010, the Company’s inside-sales margin was 41%, driven by a 64% margin in the Company’s proprietary prepared food program. This performance significantly exceeds the 34% average inside-sales margin achieved by convenience store peers during the same period.

●
The Company has generated double-digit annual earnings per share (EPS) growth. The Company’s consistent out-performance in both sales growth and margins has enabled Casey’s to deliver a 23% compounded annual growth rate in EPS over the five fiscal years ended April 30, 2009. Net income has more than doubled during that period and was in excess of $110 million for the 12 month period ended January 31, 2010.

●
Casey’s has a track record of returning value to shareholders. Over the past five calendar years, Casey’s has increased its dividend at a 18.2% compounded annual growth rate. The Company’s dividend payout ratio for the last 12 month (LTM) period ended January 31, 2010, was 15%, the highest ratio amongst industry peers.

Highly differentiated business model, high margin products, strategically complementary distribution system, less volatile sales and customer loyalty

●
Casey’s differentiated business model focuses on meeting the needs, and developing the loyalty, of residents in predominantly smaller communities. Over 60% of the Company’s stores are located in towns with populations of fewer than 5,000. This business model creates very strong awareness of the Casey’s brand among its customers. Casey’s business has thrived on repeat local customer traffic and the Company is not as reliant on transient traffic as some of its more urban-focused competitors.

●
The Company’s industry-leading proprietary prepared food program reinforces customer loyalty and financial performance. The Company’s proprietary food program leads the industry in terms of profitability and product offering. The Company continues to expand its prepared food product offering with high margin products which drive continued traffic. Prepared food sales also reduce the volatility experienced by other convenience store operators who are more dependent on gasoline and cigarette sales.

●
The Company is one of few convenience store operators to own and operate its own distribution network. All stores are within a highly efficient radius of 500 miles of the distribution center, which has capacity to support over 2,000 stores. This system enables the Company to deal directly with suppliers, reduce costs, and respond quickly to changing consumer tastes.

Couche-Tard is attempting to utilize the strong balance sheet and real estate position built by Casey’s to subsidize the Offer and transfer value to Couche-Tard’s shareholders.

Casey’s has in excess of $150 million in cash and ample leverage capacity

●
As of January 31, 2010, the Company had total indebtedness of $182 million, cash of $153 million and minimal rent expense commitments. Casey’s leverage level is significantly lower than the peer group average. This strong balance sheet provides Casey’s with flexibility to pursue its significant organic growth opportunities, value creating acquisitions or other transactions that generate value for shareholders.

●	Casey’s strong balance sheet, and the opportunities that arise from it, is an asset that belongs to Casey’s shareholders and should not be handed over to Couche-Tard.

Casey’s owns the land and buildings for almost the entirety of its operations

●
Casey’s owns the land and buildings for 98% of its approximately 1,500 stores, its corporate headquarters and distribution center. This real estate value is currently embedded within Casey’s and is an asset that belongs to Casey’s shareholders that should not be handed over to Couche-Tard.

Couche-Tard could ultimately use Casey’s owned real estate to subsidize its offer

●
The Board believes that if Couche-Tard consummates the Offer, it would attempt to monetize Casey’s real estate through sale-leaseback transactions, consistent with actions taken by Couche-Tard in prior acquisitions.

●	Couche-Tard should not be permitted to capture the significant value of Casey’s real estate that rightly belongs to Casey’s shareholders.

The timing of the Offer is highly opportunistic and takes advantage of extraordinary equity market volatility.

The Offer is intended to take advantage of a temporary valuation dislocation

●
Couche-Tard made its initial proposal at a time when the Company was experiencing a depressed trading multiple due to the impact of the recession and severe weather within the Company’s operating territory.

●	Couche-Tard recognizes this – it has publicly stated its strategy to acquire U.S. companies on the cheap before the economic recovery restores stock prices to their full value.

Casey’s is well-positioned to excel as the economy recovers

●
Casey’s has navigated the downturn successfully and is extremely well-positioned to benefit as the economic recovery continues. Casey’s strong balance sheet and business strengths position the Company to pursue strategic acquisitions and other growth opportunities.

●	The Company also believes that its strong operations, ongoing strategic initiatives and loyal customer base will enable Casey’s to accelerate same store sales growth and overall profitability.

The Offer represents a low control premium and a low EBITDA multiple, and Couche-Tard has been intentionally selective in the precedents it cites in its comparisons. Moreover, the Offer does not reflect that Casey’s is recognized as a best-in-class operator and performer in its sector.

The Offer represents a low premium

●
The 14% premium of the Offer to Casey’s closing stock price on April 8, 2010, the day prior to the announcement of the Couche-Tard proposal, is significantly lower than the 32% median premium for all cash acquisitions of U.S. companies in transactions valued between $1 billion and $3 billion in 2009 and 2010 to date (of which the median premium in completed hostile bids was 66%).

The Offer represents a low EBITDA multiple compared to historical industry trading multiples

●
The earnings before interest, tax, depreciation and amortization (EBITDA) multiple implied by the Offer is 7.0x LTM EBITDA for the 12 months ended January 31, 2010 (based on Casey’s LTM EBITDA of $267 million including the add-back of a one-time legal expense settlement of $9.1 million). The 7.0x LTM EBITDA multiple compares to a five year average LTM EBITDA trading multiple of 7.7x for the convenience store sector (the peer group plus Casey’s), a multiple which does not give effect to any control premium.

●	Couche-Tard has inaccurately portrayed that its Offer implies a multiple of 7.4x LTM EBITDA.

Couche-Tard has been intentionally selective in the transactions it cites as precedents

●
In its analysis of precedent transactions, Couche-Tard excluded certain higher multiple transactions (including the acquisition of 7-Eleven by IYG Holding in 2005 and Couche-Tard’s own acquisition of Silcorp Limited in 1999).

●
In addition, Couche-Tard made no attempt to adjust its analysis to account for the value of the owned real estate of the target companies it cites. Casey’s owns 98% of its stores while many of the target companies on Couche-Tard’s list owned a meaningfully smaller percentage of their stores.

The Offer does not fully compensate Casey’s shareholders for the potential synergy value of a combination.

In public statements, Couche-Tard President and Chief Executive Officer Alain Bouchard has recognized that there are “expanded opportunities and resources” available in a combination of Casey’s and Couche-Tard. The Board believes that an acquisition of Casey’s would significantly expand Couche-Tard’s presence in the Midwest and enable Couche-Tard to realize purchasing synergies and administrative cost savings. Given that Couche-Tard’s offer represents a discount to historical standalone trading multiples for the convenience store sector, it is clear that the Offer does not provide value for these realizable synergy opportunities to Casey’s shareholders.

The Offer is financially inadequate.

    The Board considered the fact that Goldman Sachs rendered an oral opinion to the Board, subsequently confirmed in writing, that as of June 6, 2010 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Casey’s Common Shares (other than Couche-Tard Sub and any of its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated June 6, 2010, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex C. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of Casey’s Common Shares should tender such Casey’s Common Shares in connection with the Offer or any other matter.

Couche-Tard’s Offer is highly conditioned and raises the question of whether the Offer will ever close.

Multiple conditions

●
The Offer is expressly conditioned on Couche-Tard having available financings that are sufficient, together with cash on hand, to consummate the Offer and the Second-Step Merger, to refinance all debt at Casey’s and any debt at Couche-Tard which may come due as a result of the Offer and the Second-Step Merger and to pay all related fees and expenses.

●
The Offer is conditioned on none of the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 declining in excess of 15% from the close of business on June 1, 2010. Given the extraordinary ongoing volatility in equity markets, such an event could unfold and Couche-Tard would not be obligated to consummate the Offer.

●
The Offer is conditioned on Casey’s not taking certain actions that are within the normal course of business operations. This includes conditions that Casey’s does not grant any options or other forms of equity compensation.

●	The Offer is conditioned on Casey’s not declaring any dividends during the term of the Offer, including its regular quarterly dividend.

Two months into their “offer”, Couche-Tard still has no committed financing

●
Instead, Couche-Tard has merely indicated that it plans on obtaining the necessary funds from a combination of cash on hand, borrowings under existing credit facilities and new financings that it will seek to obtain. Couche-Tard has stated that it currently has only $138.3 million of cash on hand and $501.5 million available under existing credit agreements. Assuming none of this cash or credit agreement capacity was required to run the Couche-Tard business, that still leaves approximately $1.3 billion (or 68%) of Couche-Tard’s estimated $1.9 billion of financing needs in question.

●	If adequate financing is not arranged, Couche-Tard will not be able to pay the Offer Price.

●
Couche-Tard has explicitly acknowledged that the risk associated with this financing condition is significant as it has stated in the Offer to Purchase, “We cannot guarantee that Alimentation Couche-Tard will be able to obtain financings necessary to satisfy the financing condition to the consummation of the offer, particularly in light of the current economic conditions in the U.S. and Canada.”

The effect of these numerous significant conditions is that the Offer may be illusory and stockholders cannot be assured that Couche-Tard will consummate the Offer.

Couche-Tard is using questionable tactics in an attempt to facilitate its inadequate Offer. It accumulated a significant position in Casey’s with stealth and then traded out of almost its entire stake.

●
Prior to April 9, 2010 (the date that Couche-Tard made public its offer to acquire Casey’s), Couche-Tard had accumulated a stake of 1,975,362 Casey’s shares through a third party brokerage account, which represented approximately 3.9% of the issued shares of the Company.

●
Shortly after Couche-Tard made public its offer of $36 per share on April 9, it sold almost all of its shares at a price of $38.43 per share, thereby profiting on the market’s reaction to Couche-Tard’s public announcement of its own offer.

●	The 1,975,000 shares sold by Couche-Tard on April 9, 2010 represented 12.7% of the trading volume in Casey’s stock on that day. Couche-Tard currently owns only 362 Casey’s shares.

●
Couche-Tard has repeatedly stated that it is committed to buying Casey’s. However, Couche-Tard’s decision to sell a significant ownership stake which would have been helpful to them in a proxy contest raises serious questions about their level of commitment to completing a transaction.

Couche-Tard has sought to mislead Casey’s shareholders with respect to the level of dialogue between Casey’s and Couche-Tard.

●
When Couche-Tard made its Offer public, it intentionally sought to create the impression that Couche-Tard and Casey’s had been in active dialogue about a Couche-Tard acquisition of Casey’s since the Fall of 2009 by stating, “As we have stated in our prior correspondence, including our initial contact in October 2009…” and “Despite our repeated efforts starting in October 2009 to engage in negotiations …”.

●
These statements are misleading and patently incorrect, as the current record now clearly shows. Couche-Tard made only two phone calls to Casey’s in the Fall of 2009, in which no proposal was made, then opportunistically timed its Offer as Casey’s business and the economy began to recover.

Consummation of the Offer would adversely impact Casey’s other constituencies.

The Board believes that the consummation of the Offer would have an adverse impact on Casey’s employees, suppliers, creditors, customers and the communities in which Casey’s operates. The Board’s belief is based, among other things, on the differences in the manner in which Casey’s and Couche-Tard are operated and managed, Couche-Tard’s integration of prior acquisitions and Couche-Tard’s stated intention to incur additional indebtedness to finance the Offer, which would result in Couche-Tard’s increased leverage. Casey’s is continuing to evaluate the impact of the consummation of the Offer on its various constituencies.

Accordingly, the Board recommends that Casey’s shareholders reject the Offer and NOT tender their Casey’s Common Shares in the Offer.

Intent to Tender

To the knowledge of Casey’s, after making reasonable inquiry, none of the Company’s directors, executive officers, affiliates or subsidiaries currently intends to tender any Casey’s Common Shares held of record or beneficially owned by such person pursuant to the Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Casey’s has retained Goldman Sachs to act as the Company’s financial advisor in connection with the Offer and related matters. Casey’s has agreed to pay Goldman Sachs certain fees for its services, portions of which became payable upon its engagement or will become payable during the course of its engagement. A significant portion of the fees became payable to Goldman Sachs upon the announcement of the Couche-Tard proposal. In addition, a significant portion of the fees is payable to Goldman Sachs if the Offer or any other attempt to acquire or influence control of the Company or the Board is outstanding as of a specified date and upon consummation of a transaction with any third party, including upon consummation of the Offer. Casey’s also has agreed to reimburse Goldman Sachs for its reasonable expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs against certain liabilities relating to or arising out of the engagement.

Casey’s has engaged MacKenzie to assist it in connection with the Company’s communications with its shareholders in connection with the Offer. Casey’s has agreed to pay customary compensation to MacKenzie for such services. In addition, Casey’s has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Casey’s has also retained Sard Verbinnen & Co (“Sard”) as its public relations advisor in connection with the Offer. Casey’s has agreed to pay customary compensation to Sard for such services. In addition, Casey’s has agreed to reimburse Sard for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither Casey’s nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Casey’s on its behalf with respect to the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions

No transactions with respect to Casey’s Common Shares have been effected by Casey’s or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction

Kenneth H. Haynie	April 23, 2010	2,000	$12.34	Acquisition of common stock upon exercise of expiring option

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Casey’s routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that Casey’s may conduct.

Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, Casey’s is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Casey’s Common Shares by Casey’s, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Casey’s or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Casey’s or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Casey’s.

Except as described above or otherwise set forth in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION

Regulatory Approvals

U.S. Antitrust Approval

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Casey’s Common Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Couche-Tard of its Notification and Report Form with respect to the Offer, unless Couche-Tard receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the “Antitrust Division”) or the Federal Trade Commission (“FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Couche-Tard. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Couche-Tard’s acquisition of Casey’s Common Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Casey’s Common Shares pursuant to the Offer, or seeking the divestiture of Casey’s Common Shares acquired by Couche-Tard or the divestiture of substantial assets of Casey’s or its subsidiaries or Couche-Tard or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, Couche-Tard will not be obligated to proceed with the Offer or the purchase of any Casey’s Common Shares not previously purchased pursuant to the Offer.

Iowa Registration of Takeover Offers Statute

Section 502.321B of the Iowa Uniform Securities Act (the “IUSA”) prohibits a person from offering to acquire or acquiring any equity securities from a resident of Iowa unless the offer is valid under the IUSA. An offer is subject to the provisions of the IUSA if (i) the acquisition of all securities acquired pursuant to the takeover offer would result in the offeror becoming the beneficial owner, directly or indirectly, of more than 10% of the outstanding equity securities of the target company or would result in the beneficial ownership of the offeror of any class of the outstanding equity securities of the target company increasing by more than five percent, (ii) the target company is the issuer of publicly traded equity securities, (iii) at least 20% of such equity securities are held beneficially by residents of Iowa and (iv) the company has substantial assets in Iowa. In the event of a takeover offer, Section 502.321B of the IUSA requires the filing of a registration statement with the commissioner of insurance in Iowa (the “Commissioner”), which must be filed on forms prescribed by the Commissioner and must include certain information regarding the offer and the offeror. Within three calendar days of the filing of the registration statement, the Commissioner may summarily suspend the effectiveness of the takeover offer if the Commissioner determines the registration statement does not contain all of the information required by the IUSA or that the takeover offer materials provided to the offerees do not provide full disclosure to offerees of all material information concerning the takeover offer. The suspension will remain in effect only until a determination is made following a hearing, which must be held within ten calendar days of the date of suspension. At such hearing, the Commissioner may provide an opportunity for the offeror to correct disclosure and other deficiencies or may permanently suspend the effectiveness of the takeover offer.

Takeover Laws

Iowa Business Combination Statute

Casey’s is subject to the provisions of Section 490.1110 of the IBCA, which imposes certain restrictions upon business combinations. Section 490.1110 of the IBCA prevents an Iowa corporation such as Casey’s from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the Second-Step Merger proposed by Couche-Tard) with an “interested shareholder” for a period of three years following the time such person became an interested shareholder unless:

●	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

●
upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●
at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder.

For purposes of Section 490.1110 of the IBCA, the term “interested shareholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that is the owner of 10% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 10% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder, and the affiliates and associates of such person.

An Iowa corporation may elect not to be covered by Section 490.1110 of the IBCA in its original articles of incorporation or through an amendment to its articles of incorporation or bylaws approved by its shareholders. An amendment electing not to be governed by Section 490.1110 of the IBCA is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between an Iowa corporation and any person who became an interested shareholder of such corporation on or prior to such adoption.

Neither the Company’s Charter nor the Company’s Bylaws exclude Casey’s from Section 490.1110 of the IBCA. Unless Couche-Tard’s acquisition of 10% or more of Casey’s Common Shares is approved by the Board before the consummation of the Offer, Section 490.1110 of the IBCA will prohibit consummation of the Second-Step Merger (or any other business combination with Couche-Tard) for a period of three years following consummation of the Offer unless each such business combination (including the Second-Step Merger) is approved by the Board and holders of 66 2/3% of Casey’s Common Shares not owned by Couche-Tard, or unless Couche-Tard acquires at least 85% of Casey’s Common Shares in the Offer. The provisions of Section 490.1110 of the IBCA would be satisfied if, prior to the consummation of the Offer, the Board approves the Offer.

Other State Takeover Laws

A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. If any state takeover statute is found to be applicable to the Offer, Couche-Tard may be unable to accept Casey’s Common Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer.

Shareholder Rights Agreement

Each Casey’s Common Share has attached to it one Right issued pursuant to the Rights Agreement. Each Right entitles the holder to purchase one one-thousandth (1/1,000th) of a share of Series A Preferred Stock at a purchase price of $95.00 per share, subject to adjustment (the “Purchase Price”). The Rights will become exercisable upon the earlier of (i) such date as the Company learns that a person or group has acquired, or obtained the right to acquire, beneficial ownership (including certain derivative positions) of more than 15% of the outstanding Casey’s Common Shares (any such person or group, an “Acquiring Person”), and (ii) such date, if any, as may be designated by the Board following the commencement of, or the first public disclosure of an intention to commence, a tender or exchange offer for outstanding Casey’s Common Shares which could result in a person or group becoming the beneficial owner of more than 15% of the outstanding Casey’s Common Shares. The Rights will expire on April 15, 2011, unless the Rights are earlier redeemed by the Board.

If any person or group becomes an Acquiring Person, the Rights will entitle a holder (other than an Acquiring Person, whose Rights will be null and void) to purchase a number of 1/1,000ths of a share of Series A Preferred Stock equal to the number of Casey’s Common Shares having a market value of twice the Purchase Price. If the Company is acquired in a merger or other business combination by an Acquiring Person, or 50% or more of the Company’s assets are sold to an Acquiring Person, the Rights will entitle a holder (other than an Acquiring Person, whose Rights will be null and void) to purchase common shares in the surviving entity at 50% of the market price.

After any person or group becomes an Acquiring Person, the Board may exchange each Right (other than Rights owned by an Acquiring Person) for one-half of the Series A Preferred Stock that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement (or an equivalent value comprised of cash, Casey’s Common Shares, shares of Series A Preferred Stock, other securities or any combination thereof).

The Rights are redeemable by the Board at a redemption price of $0.001 per Right at any time prior to the earlier of the date on which the Rights become exercisable and the expiration date of the Rights. Immediately upon the action of the Board ordering the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

It is a condition to the Offer that the Board shall have redeemed the Rights or that Couche-Tard shall be satisfied in its sole discretion that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Second-Step Merger.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is filed as Exhibit (e)(9) to this Statement and is incorporated herein by reference.

Second-Step Merger Provisions

The purpose of the Offer as stated by Couche-Tard in the Offer to Purchase is to acquire control of, and ultimately the entire equity interest in, Casey’s. Couche-Tard has indicated that it intends, promptly after completion of the Offer, to consummate the Second-Step Merger, with holders of Casey’s Common Shares receiving $36.00 in cash for each outstanding Casey’s Common Share.

If the Board approves the Offer prior to its consummation and Couche-Tard thereafter acquires at least 90% of the voting power of each class and series of the outstanding shares of Casey’s that have the power to vote on the Second-Step Merger, then, pursuant to Section 490.1105 of the IBCA, after consummation of the Offer, Couche-Tard will be able to effect the Second-Step Merger without the approval of Casey’s shareholders.

If, however, the Board approves the Offer prior to its consummation and Couche-Tard, through Couche-Tard Sub pursuant to the Offer or otherwise, does not acquire at least 90% of the voting power of each class and series of the outstanding shares of Casey’s that have the power to vote on the Second-Step Merger, under the IBCA, the Second-Step Merger must be adopted by the Board and approved by the affirmative vote of Casey’s shareholders holding a majority of the outstanding shares entitled to vote as a group or class on the Second-Step Merger. If the Board approves the Offer prior to its consummation and Couche-Tard acquires, through Couche-Tard Sub pursuant to the Offer or otherwise, at least a majority of the outstanding shares entitled to vote as a group or class on the Second-Step Merger and the Second-Step Merger is adopted by the Board, Couche-Tard would have sufficient voting power to approve the Second-Step Merger without the affirmative vote of any other shareholder of Casey’s.

Appraisal Rights

Casey’s shareholders do not have appraisal rights in connection with the Offer. As a general matter, however, Section 490.1302 of the IBCA provides shareholders with the right to demand and to obtain payment of the fair value of their shares in the event of (i) a merger, (ii) a share exchange in which the corporation’s shares will be acquired and shareholders are entitled to vote on the exchange, (iii) a disposition of assets if shareholders are entitled to vote on the disposition, (iv) an amendment of the corporation’s articles of incorporation that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created, (v) any other amendment to the corporation’s articles of incorporation, merger, share exchange or disposition of assets to the extent provided by the articles of incorporation, bylaws or a resolution of the board of directors or (vi) the conversion of the corporation to another entity. The right to demand and to obtain payment of fair value does not apply to a class of shares (a) listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (b) that has at least 2,000 shareholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial shareholders owning more than 10% of such shares. However, notwithstanding the foregoing, the right to demand and to obtain payment of fair value will apply if (1) holders are required to accept for their shares anything other than cash or shares of any corporation that satisfies the standards set forth in (a) or (b) above or (2) the shares of the corporation are acquired by a person who, at any time within the last year, (x) was the beneficial owner of 20% or more of the voting power of the corporation (excluding any shares acquired pursuant to an offer for all shares of the corporation if such offer was made within the last year and for consideration of the same kind and of a value equal to or less than that paid in connection with the merger, share exchange or other corporate action), (y) had the power to appoint or elect 25% or more of the directors of the corporation or (z) was a senior executive or director of the corporation or a senior executive of any affiliate thereof, and the senior executive or director will receive a financial benefit not generally available to other shareholders as such, other than certain employment, consulting, retirement or similar benefits. Appraisal rights are only available if the shareholder delivers to the corporation a timely, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated and does not vote any shares in favor of the proposed action. As such, in connection with any Second-Step Merger, if, within one year prior to the Second-Step Merger, Couche-Tard had the power to appoint or elect 25% or more of the Company’s directors, and a shareholder has complied with the foregoing requirements, such shareholder will have appraisal rights with respect to his or her Casey’s Common Shares. A shareholder who fails to comply with these requirements will be bound by the terms of the Second-Step Merger.

Forward-Looking Statements

This Statement contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements made in connection with the Offer are not subject to the safe harbor protections provided to forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements represent the Company’s expectations or beliefs concerning future events that may not prove to be accurate. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project” and similar expressions are used to identify forward-looking statements. The forward-looking statements contained herein include, among other things, statements relating to changes in financial markets, general economic conditions within the convenience store sector, growth opportunities, gas, inside-sales and prepared food margins and changes in product offerings. The Company cautions you that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including the risk that the Company’s cash balances and cash generated from operations and financing activities will not be sufficient for the Company’s future liquidity and capital resource needs, competition in the industry in which the Company operates, changes in the price or supply of gasoline, tax increases or other changes in the price of or demand for tobacco products, potential liabilities and expenditures related to compliance with environmental and other laws and regulations, the seasonality of demand patterns, weather conditions, future actions by Couche-Tard in connection with the Offer, the risk that disruptions or uncertainty from the Offer will divert management’s time and harm the Company’s relationships with its customers, employees and suppliers and the other risks and uncertainties included from time to time in the Company’s filings with the SEC. The Company further cautions you that other factors it has not identified may in the future prove to be important in affecting the Company’s business and results of operations. The Company asks you not to place undue reliance on any forward-looking statements because they speak only of the Company’s views as of the statement dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ITEM 9.  EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description

(a)(1)	Press release issued by Casey’s General Stores, Inc., dated June 2, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed June 2, 2010).

(a)(2)	Employee communication, dated June 2, 2010 (incorporated by reference to Exhibit 99.2 to Casey’s General Stores, Inc.’s Form 8-K filed June 2, 2010).

(a)(3)	Press release issued by Casey’s General Stores, Inc., dated June 8, 2010.

(a)(4)	Employee communication, dated June 8, 2010.

(e)(1)
Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.27 to Casey’s General Stores, Inc.’s Form 10-Q filed September 13, 1994) and related form of Grant Agreement (incorporated by reference to Exhibit 10.27 to Casey’s General Stores, Inc.’s Form 8-K filed May 3, 2005).

(e)(2)
Casey’s General Stores, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.33 to Casey’s General Stores, Inc.’s Form 10-K405 filed July 25, 2001) and related form of Grant Agreement (incorporated by reference to Exhibit 10.33 to Casey’s General Stores, Inc.’s Form 8-K filed July 6, 2005).

(e)(3)	Form of “change of control” Employment Agreement (incorporated by reference to Exhibit 10.29(a) to Casey’s General Stores, Inc.’s Form 8-K filed June 2, 2010).

(e)(4)	Employment Agreement with Robert J. Myers (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed April 21, 2010).

(e)(5)	Severance Agreement with Douglas K. Shull (incorporated by reference to Exhibit 10.32 to Casey’s General Stores, Inc.’s Form 8-K filed July 28, 1998).

(e)(6)	Severance Agreement with John G. Harmon (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed January 17, 2008).

(e)(7)
Non-Qualified Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.30 to Casey’s General Stores, Inc.’s Form 8-K filed November 10, 1997) and Amendment thereto (incorporated by reference to Exhibit 10.30(a) to Casey’s General Stores, Inc.’s Form 8-K filed July 17, 2006).

(e)(8)	Casey’s General Stores, Inc. 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.41 to Casey’s General Stores, Inc.’s Form 8-K filed September 23, 2009).

(e)(9)
Rights Agreement, dated as of April 16, 2010, between Casey’s General Stores, Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Casey’s General Stores, Inc.’s Form 8-K filed April 16, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASEY’S GENERAL STORES, INC.

	By:	/s/ Robert J. Myers
Name: Robert J. Myers
Title: President and Chief Executive Officer

Dated: June 7, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Press release issued by Casey’s General Stores, Inc., dated June 2, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed June 2, 2010).

(a)(2)	Employee communication, dated June 2, 2010 (incorporated by reference to Exhibit 99.2 to Casey’s General Stores, Inc.’s Form 8-K filed June 2, 2010).

(a)(3)	Press release issued by Casey’s General Stores, Inc., dated June 8, 2010.

(a)(4)	Employee communication, dated June 8, 2010.

(e)(1)
Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.27 to Casey’s General Stores, Inc.’s Form 10-Q filed September 13, 1994) and related form of Grant Agreement (incorporated by reference to Exhibit 10.27 to Casey’s General Stores, Inc.’s Form 8-K filed May 3, 2005).

(e)(2)
Casey’s General Stores, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.33 to Casey’s General Stores, Inc.’s Form 10-K405 filed July 25, 2001) and related form of Grant Agreement (incorporated by reference to Exhibit 10.33 to Casey’s General Stores, Inc.’s Form 8-K filed July 6, 2005).

(e)(3)	Form of “change of control” Employment Agreement (incorporated by reference to Exhibit 10.29(a) to Casey’s General Stores, Inc.’s Form 8-K filed June 2, 2010).

(e)(4)	Employment Agreement with Robert J. Myers (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed April 21, 2010).

(e)(5)	Severance Agreement with Douglas K. Shull (incorporated by reference to Exhibit 10.32 to Casey’s General Stores, Inc.’s Form 8-K filed July 28, 1998).

(e)(6)	Severance Agreement with John G. Harmon (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed January 17, 2008).

(e)(7)
Non-Qualified Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.30 to Casey’s General Stores, Inc.’s Form 8-K filed November 10, 1997) and Amendment thereto (incorporated by reference to Exhibit 10.30(a) to Casey’s General Stores, Inc.’s Form 8-K filed July 17, 2006).

(e)(8)	Casey’s General Stores, Inc. 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.41 to Casey’s General Stores, Inc.’s Form 8-K filed September 23, 2009).

(e)(9)
Rights Agreement, dated as of April 16, 2010, between Casey’s General Stores, Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Casey’s General Stores, Inc.’s Form 8-K filed April 16, 2010).

ANNEX A

Directors, Executive Officers and Affiliates
of Casey’s General Stores, Inc.

Directors
Ronald M. Lamb
Robert J. Myers
Kenneth H. Haynie
Johnny Danos
William C. Kimball
Diane C. Bridgewater
Jeffrey M. Lamberti
Richard A. Wilkey
H. Lynn Horak

Executive Officers
Robert J. Myers*
Terry W. Handley
William J. Walljasper
Sam J. Billmeyer
Julia L. Jackowski

*	Also a director

ANNEX B

Conditions to the Offer

The Offer to Purchase provides that Couche-Tard’s obligation to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”) (relating to Couche-Tard’s obligation to pay for or return tendered Casey’s Common Shares promptly after termination or withdrawal of the Offer), pay for any tendered Casey’s Common Shares is subject to the following conditions:

●
The “Minimum Tender Condition” – Casey’s shareholders must validly tender, and not withdraw before the expiration of the Offer, a number of Casey’s Common Shares that, together with Casey’s Common Shares then owned by Couche-Tard and its subsidiaries (including, without limitation, Couche-Tard Sub), would represent at least a majority of the total voting power of all of the outstanding Casey’s Common Shares calculated on a fully-diluted basis after the consummation of the Offer.

●
The “Section 490.1110 Condition” – Couche-Tard being satisfied, in its sole discretion, that the restrictions on business combinations with interested shareholders set forth in Section 490.1110 of the IBCA will be inapplicable to the Offer and the Second-Step Merger, or any other business combination involving Couche-Tard or any of its subsidiaries (including, without limitation, Couche-Tard Sub) and Casey’s.

●
The “Impairment Condition” – Casey’s not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Couche-Tard’s or Couche-Tard Sub’s ability to acquire Casey’s or otherwise diminishing the expected value to Couche-Tard of the acquisition of Casey’s.

●
The “Financing Condition” – Couche-Tard having available to it proceeds of financings on terms and conditions satisfactory to it that are sufficient, together with cash on hand, to consummate the Offer and the Second-Step Merger, and to refinance all debt of Casey’s and Couche-Tard that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Second-Step Merger or the financing thereof, and to pay all related fees and expenses.

●
The “Rights Condition” – The Board must redeem the Rights or Couche-Tard Sub must be satisfied, in its sole discretion, that such rights have been invalidated or are otherwise inapplicable to the offer and the Second-Step Merger or any business combination involving Couche-Tard or any of its subsidiaries (including Couche-Tard Sub) and Casey’s.

●	The “HSR Condition” – All waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, must have expired or been terminated.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Couche-Tard Sub’s rights to extend and amend the Offer at any time, Couche-Tard Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Couche-Tard Sub’s obligation to pay for or return tendered Casey’s Common Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Casey’s Common Shares, and may terminate the Offer, if, (1) at or prior to the expiration date of the Offer, the Minimum Tender Condition, the Rights Condition, the Section 490.1110 Condition, the Impairment Condition, the Financing Condition or the HSR Condition has not been satisfied, or (2) at any time on or after June 1, 2010 and before the time of payment for any such Casey’s Common Shares (whether or not any Casey’s Common Shares have theretofore been accepted for payment pursuant to the Offer), any of the following events shall occur or conditions shall exist:

(a)
there shall be threatened or instituted or pending, any action or proceeding by or before any court, government or governmental authority or agency, domestic or foreign, (1)(A) challenging or seeking to make illegal, to delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, some or all Casey’s Common Shares by Couche-Tard Sub, Couche-Tard or any other affiliate of Couche-Tard or the consummation by Couche-Tard Sub, Couche-Tard or any other affiliate of Couche-Tard of the Second-Step Merger or any other business combination with Casey’s, (B) seeking to obtain material damages in connection therewith or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer, the Second-Step Merger or any such business combination, (2) seeking to restrain or prohibit the full rights of ownership or operation by Couche-Tard Sub, Couche-Tard or any other affiliate of Couche-Tard of all or any portion of the business or assets of Casey’s and its subsidiaries or of Couche-Tard or its affiliates, or to compel Couche-Tard Sub, Couche-Tard or any other affiliate of Couche-Tard to dispose of or hold separate all or any portion of the business or assets of Couche-Tard or its affiliates or Casey’s or any of its subsidiaries or seeking to impose any limitation on the ability of Couche-Tard Sub, Couche-Tard or any other affiliate of Couche-Tard to conduct their respective businesses or own such assets, (3) seeking to impose or confirm limitations on the ability of Couche-Tard Sub, Couche-Tard or any other affiliate of Couche-Tard effectively to exercise full rights of ownership of Casey’s Common Shares, including, without limitation, the right to vote any Casey’s Common Shares acquired by any such person on all matters properly presented to Casey’s shareholders, (4) seeking to require divestiture by Couche-Tard Sub, Couche-Tard or any other affiliate of Couche-Tard of any Casey’s Common Shares, (5) seeking any material diminution in the benefits expected to be derived by Couche-Tard Sub, Couche-Tard or any other affiliate of Couche-Tard as a result of the transactions contemplated by the Offer or the Second-Step Merger or any other business combination with Casey’s, (6) which otherwise, in the reasonable judgment of Couche-Tard Sub, might materially adversely affect Couche-Tard Sub, Couche-Tard or any other affiliate of Couche-Tard or the value of Casey’s Common Shares or (7) in the reasonable judgment of Couche-Tard Sub, materially adversely affecting the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Casey’s or any of its subsidiaries;

(b)
there shall be any action taken or any statute, rule, regulation, interpretation, judgment, order, decree or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable (1) to Couche-Tard Sub, Couche-Tard or any other affiliate of Couche-Tard or (2) to the Offer or the Second-Step Merger or other business combination by Couche-Tard Sub, Couche-Tard or any other affiliate of Couche-Tard with Casey’s, by any court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, which, in the reasonable judgment of Couche-Tard Sub, might directly or indirectly result in any of the consequences referred to in clauses (1) through (7) of paragraph (a) above;

(c)
any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Casey’s or any of its subsidiaries which, in the reasonable judgment of Couche-Tard Sub, is or may be materially adverse, or Couche-Tard Sub shall have become aware of any fact which, in the reasonable judgment of Couche-Tard Sub, has or may have material adverse significance, with respect to either the value of Casey’s or any of its subsidiaries or the value of Casey’s Common Shares to Couche-Tard Sub, Couche-Tard or any other subsidiary of Couche-Tard;

(d)
there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with any such exchange or market not related to market conditions), (2) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, (3) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of Couche-Tard Sub, might materially adversely affect the extension of credit by banks or other lending institutions, (4) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States, (5) a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (6) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which Casey’s or its subsidiaries do business that could, in the reasonable judgment of Couche-Tard Sub, have a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Casey’s or any of its subsidiaries or the trading in, or value of, Casey’s Common Shares, (7) any decline in either the Dow Jones Industrial Average, or the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business on June 1, 2010 or any material adverse change in the market price in Casey’s Common Shares or (8) in the case of any of the foregoing existing on June 1, 2010, a material acceleration or worsening thereof;

(e)
Couche-Tard Sub becomes aware (1) that any material contractual right of Casey’s or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of Casey’s or any of its subsidiaries has been or will be accelerated or has otherwise become or will become due or become subject to acceleration prior to its stated due date, or, in each case, would reasonably be expected to occur, in each case, with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Couche-Tard Sub, Couche-Tard or any other affiliate of Couche-Tard of a merger or other similar business combination involving Casey’s or (2) of any covenant, term or condition in any instrument or agreement of Casey’s or any of its subsidiaries that, in Couche-Tard Sub’s reasonable judgment, has or may have material adverse significance with respect to either the value of Casey’s or any of its subsidiaries or affiliates or the value of Casey’s Common Shares to Couche-Tard Sub, Couche-Tard or any other affiliate of Couche-Tard (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of Casey’s Common Shares by Couche-Tard or Couche-Tard Sub or Couche-Tard’s or Couche-Tard Sub’s consummation of a merger or other similar business combination involving Casey’s);

(f)
Casey’s or any of its subsidiaries shall have (1) split, combined or otherwise changed, or authorized or proposed the split, combination or other change, of Casey’s Common Shares or its capitalization, (2) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, any presently outstanding Casey’s Common Shares or other securities or other equity interests, (3) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Casey’s Common Shares, other than Casey’s Common Shares issued or sold upon the exercise or conversion (in accordance with the publicly disclosed terms thereof on the date of the Offer to Purchase) of director or employee stock options outstanding on the date of the Offer to Purchase, or issued, distributed or sold, or authorized or proposed the issuance, distribution or sale, of shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (4) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Casey’s, (5) altered or proposed to alter any material term of any outstanding security or material contract, permit or license, (6) incurred any debt otherwise than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Couche-Tard Sub, burdensome covenants or security provisions, (7) authorized, recommended, proposed or entered into an agreement, agreement in principle, arrangement or understanding with respect to any shareholder rights plan, “poison pill,” merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of Casey’s or any of its subsidiaries or any comparable event not in the ordinary course of business, (8) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, agreement in principle, arrangement or understanding with any person or group that, in Couche-Tard Sub’s reasonable judgment, could adversely affect either the value of Casey’s or any of its subsidiaries or the value of Casey’s Common Shares to Couche-Tard Sub, Couche-Tard or any other affiliates of Couche-Tard, (9) acquired, or authorized, recommended or proposed to acquire, any business or assets material to Casey’s or any of its affiliates (except purchases of inventory in the ordinary course of business consistent with past practice), (10) adopted, established or entered into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants or directors, or adopted, established or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to one or more employees, consultants or directors, whether or not as a result of or in connection with the transactions contemplated by the Offer or the Second-Step Merger, or Couche-Tard Sub shall have become aware of any such action which was not previously disclosed in publicly available filings on file with the SEC, (11) except as may be required by law, taken any action to adopt, establish, terminate or amend any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) of Casey’s or any of its subsidiaries, or Couche-Tard Sub shall have become aware of any such action which was not previously disclosed in publicly available filings or (12) amended or authorized or proposed any amendment to their respective articles of incorporation or by-laws or similar organizational documents, or Couche-Tard Sub shall become aware that Casey’s or any of its subsidiaries shall have proposed or adopted any such amendment which has not been previously disclosed in publicly available documents on file with the SEC;

(g)
a tender or exchange offer for any Casey’s Common Shares shall be made or publicly proposed to be made by any other person (including, without limitation, Casey’s or any of its subsidiaries or affiliates) or it shall be publicly disclosed or Couche-Tard Sub shall otherwise learn that (1) any person, entity (including, without limitation, Casey’s or any of its subsidiaries or affiliates) or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of Casey’s (including, without limitation, Casey’s Common Shares) through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Casey’s (including, without limitation, Casey’s Common Shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or Schedule 13G on file with the SEC on June 1, 2010, (2) any such person, entity or group, which before had filed such a Schedule with the SEC has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of an additional 1% or more of any class or series of capital stock of Casey’s (including, without limitation, Casey’s Common Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of an additional 1% or more of any class or series of capital stock of Casey’s (including, without limitation, Casey’s Common Shares), (3) any person or group shall enter into a definitive agreement or an agreement in principle or make a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving Casey’s or any of its subsidiaries, or (4) any person shall file a Notification and Report Form under the HSR Act, or make a public announcement reflecting an intent to acquire Casey’s or any assets or securities of Casey’s or any of its subsidiaries (other than purchases by customers of inventory in the ordinary course of business);

(h)
Couche-Tard, Couche-Tard Sub or any other affiliate of Couche-Tard shall have reached an agreement or understanding with Casey’s providing for termination of the Offer, or Couche-Tard, Couche-Tard Sub or any other Couche-Tard affiliate shall have entered into a definitive agreement or announced an agreement in principle with Casey’s providing for a merger or other business combination with Casey’s or the purchase of stock or assets of Casey’s which does not contemplate the Offer;

(i)
any waiting periods under the HSR Act applicable to the purchase of Casey’s Common Shares pursuant to the Offer shall not have expired or been terminated, or any other approval, permit, authorization, consent or other action or non-action of any domestic, foreign or supranational governmental, administrative or regulatory agency, authority, tribunal or third party which is necessary to consummate the Offer and the Second-Step Merger shall not have been obtained on terms satisfactory to Couche-Tard Sub; or

(j)
Casey’s or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Casey’s or any of its subsidiaries or the purchase of securities or assets of Casey’s or any of its subsidiaries any type of option, warrant or right which, in Couche-Tard Sub’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Casey’s Common Shares or other securities, assets or business of Casey’s or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; which, in the reasonable judgment of Couche-Tard or Couche-Tard Sub, regardless of the circumstances (including, without limitation, any action or inaction by Couche-Tard Sub or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of Couche-Tard Sub or Couche-Tard and may be asserted by Couche-Tard Sub and Couche-Tard, in their sole discretion, regardless of the circumstances (including, without limitation, any action or omission by Casey’s, Couche-Tard or Couche-Tard Sub) giving rise to any such conditions or, subject to the Offer remaining open for a minimum period of time following waiver of a material condition as required by the rules and regulations of the SEC, may be waived by Couche-Tard Sub or Couche-Tard, in their sole discretion, in whole or in part, at any time and from time to time. To the extent permitted by the rules and regulations of the SEC which require the satisfaction or waiver of conditions prior to expiration of the Offer, the failure by Couche-Tard Sub or Couche-Tard at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Couche-Tard Sub or Couche-Tard concerning any condition or event described in the Offer to Purchase shall be final and binding upon all parties to the fullest extent permitted by law.

ANNEX C

June 6, 2010

Board of Directors
Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa 50021

Ladies and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc. (the “Company”) of the $36.00 per Share in cash (the "Consideration") proposed to be paid to such holders in the Offer (as defined below).  The terms of the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement on Schedule TO filed by Alimentation Couche-Tard Inc. (“Parent”) and ACT Acquisition Sub, Inc., an indirect wholly owned subsidiary of Parent (the “Offeror”), with the Securities and Exchange Commission on June 2, 2010 (the “Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction of certain conditions set forth in the Offer, the Offeror will pay the Consideration for each Share accepted.  We note that the Offer to Purchase provides that, following consummation of the Offer, the Offeror intends to consummate a merger with the Company (the “Merger” and, together with the Offer, the “Transactions”) in which all remaining public shareholders of the Company would receive the highest price paid per Share pursuant to the Offer, without interest.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities.  In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Parent and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers.  We are acting as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company.  We expect to receive fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Offer is consummated.  The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.  We also may provide investment banking and other financial services to the Company, Parent and their respective affiliates in the future for which our investment banking division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9, in the form approved by you on the date of this opinion; annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended April 30, 2009; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company; annual reports to shareholders and Annual Information Forms on Form 40-F of Parent for the fiscal years ended April 26, 2009, April 27, 2008, April 29, 2007, April 30, 2006 and April 24, 2005; certain interim reports to shareholders and quarterly reports on Form 6-K of Parent; certain other communications from the Company and Parent to their respective shareholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Company (the “Forecasts”).  We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of Parent for, and the potential benefits for Parent of, the Transactions and the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the convenience store industry specifically and in other industries generally; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any responsibility for any such information.  In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company.  We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters.  This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer.  We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions.  In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions to, or any consideration received in connection therewith by, Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise.  We are not expressing any opinion as to the prices at which the Shares will trade at any time.  Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.  Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.  This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.